Exhibit 99.1

OPC Energy Ltd., a Subsidiary of Kenon, Prices Initial Public Offering

Singapore, August 10, 2017. Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) (“Kenon”) is announcing that its subsidiary OPC Energy Ltd.’s (“OPC”) initial public offering of its ordinary shares has been priced at NIS12.5 (approximately $3.471) per ordinary share. The shares will begin trading on August 14, 2017 on the Tel Aviv Stock Exchange under the ticker symbol “OPCE”.

OPC currently has 100,000,021 shares outstanding, all of which are indirectly owned by IC Power Ltd. (“IC Power”), and 1,000,000 shares underlying management share options. OPC will issue 31,886,700 new ordinary shares in the initial public offering at a price of NIS12.5 per share (approximately $3.47), for total consideration of NIS398.5 million (approximately $111 million). Upon completion of the offering and assuming all shares underlying management share options are issued, IC Power will own approximately 75.3% of OPC’s ordinary shares.

The shares of OPC referred to herein have not been and will not be registered under the US Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption for registration under that act.

Caution Concerning Forward-Looking Statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the initial public offering of OPC’s ordinary shares, including the offering price and proceeds of the initial public offering and the date on which OPC’s shares will begin trading on the Tel Aviv Stock Exchange. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, and which could cause actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risk that the initial public offering does not settle on the pricing terms described herein or at all, and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

1 Convenience translations of NIS to USD use an exchange rate of 3.60:1.